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                 June 29, 2021

       Thomas Messier
       Chairman & CEO
       Medalist Diversified REIT, Inc.
       1051 E. Cary Street
       Suite 601
       James Center Three
       Richmond, Virginia 23219

                                                        Re: Medalist
Diversified REIT, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2021
                                                            File No. 333-257238

       Dear Mr. Messier :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or James Lopez at 202-551-3536 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction